Exhibit 21

List of Subsidiaries of US BioEnergy Corporation

The following entities are the subsidiaries of US BioEnergy Corporation:

Name	Jurisdiction of Organization

US Bio Platte Valley, LLC	Nebraska

US Bio Woodbury, LLC	Michigan

US Bio Albert City, LLC	Iowa

US Bio Ord, LLC	Nebraska

US Bio Hankinson, LLC	North Dakota

US Bio Janesville, LLC	Minnesota

Big River Resources Grinnell, LLC	Iowa

US Bio Marion, LLC	South Dakota

US Bio Dyersville, LLC	Iowa